Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Three Months Ended March 31, 2016

	2011	2012	2013	2014	2015
Earnings:
Income before income taxes	$307,428	$327,133	$401,876	$501,272	$530,138	$88,841
Add: fixed charges	36,153	29,097	24,931	39,274	27,123	4,566
Earnings	$343,581	$356,230	$426,807	$540,546	$557,261	$93,407
Fixed Charges:
Interest expense[1]	$36,102	$29,036	$24,871	$39,211	$27,059	$4,550
Estimated interest portion of rent expense[2]	51	61	60	63	64	16
Fixed charges	36,153	$29,097	$24,931	$39,274	$27,123	$4,566
Ratio of earnings to fixed charges	9.50	12.24	17.12	13.76	20.55	20.46
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.